RATIO OF EARNINGS TO FIXED CHARGES

		Praxair, Inc. and Subsidiaries
				Exhibit 12.01

	Nine Months Ended September 30,	Year Ended December 31,
(Dollar amounts in millions, except ratios)	2016	2015	2014	2013	2012

Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees	$1,487	$2,160	$2,395	$2,447	$2,296
Capitalized interest	(24)	(33)	(38)	(69)	(70)
Depreciation of capitalized interest	14	22	27	20	20
Dividends from less than 50%-owned companies carried at equity	7	11	6	10	7
Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income
or loss from equity investees	$1,484	$2,160	$2,390	$2,408	$2,253
Fixed charges
Interest on long-term and short-term debt	$152	$161	$213	$178	$141
Capitalized interest	24	33	38	69	70
Rental expenses representative of an interest factor	35	47	52	43	39
Total fixed charges	$211	$241	$303	$290	$250

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or
loss from equity investees plus total fixed charges	$1,695	$2,401	$2,693	$2,698	$2,503
RATIO OF EARNINGS TO FIXED CHARGES	8.0	10.0	8.9	9.3	10.0